September 15, 2005

Mail Stop 7010


By U.S. Mail and facsimile to (636) 390-2556

Kevin Ryan
Chief Executive Officer and Chairman
Xtreme Companies, Inc.
300 Westlink Dr.
Washington, Missouri 36090


Re: 	Xtreme Companies, Inc.
	Registration Statement on Form SB-2
Filed August 24, 2005
	Amendment No. 1 to Registration Statement on Form SB-2
	Filed August 25, 2005
	File No. 333-127825


Dear Mr. Ryan:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





General

1. We note that it appears you have had a change in accountants from
Michael Johnson & Co. LLC to Jaspers + Hall, PC.  It does not appear,
however, that you have filed a Form 8-K to disclose information related to this change. Please file an Item 4.01 Form 8-K as soon as possible.  For guidance on this issue, please see Item II.P.1 of our
Current Accounting and Disclosure Issues updated March 4, 2005 on our
web site at:
http://www.sec.gov/divisions/corpfin/acctdis030405.htm#P729_125588
..

2. Please be advised that following the effectiveness of your registration statement, you must file a prospectus supplement:
* whenever you exercise the right to put shares to Preston Capital under the standby Investment Agreement; and
* to reflect changes in selling security holder information, including sales of material amounts of securities.

Risk Factors, page 4
We may not be able to raise sufficient funds . . ., page 7

3. Please update the assumed offering price of your stock, here and throughout your document, to reflect the amount stated on the cover to the registration statement.

Selling Securityholders, page 10

4. We note your response to our comment 7 of our letter dated
August
11, 2005 but do not see where you made this change. Footnote 3 to the beneficial ownership table describes 1,700,000 shares currently held by Dutchess Private Equities Fund as well as debentures convertible into 3,306,666 shares of common stock. Taken together, it appears that if Dutchess Private Equities Fund converted all of its debentures into common stock, it would hold 5,006,666 shares of common stock, rather than the 5,402,667 shares that the table states are being offered by this shareholder. In that regard, we reissue comment 7 of our letter dated August 11, 2005.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date





      Please contact Matt Franker, Staff Attorney, at (202) 551-
3749
or Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions. Alternatively, you may contact me at (202) 551-3760.


Sincerely,



Pamela A. Long
Assistant Director

cc:	Amy M. Trombly, Esq. (via facsimile 309/406-1426)
      Trombly Business Law
      1163 Walnut Street, Suite 7
      Newton, Massachusetts 02461
??

??

??

??

Kevin Ryan
Xtreme Companies, Inc.
September 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

           DIVISION OF
CORPORATION FINANCE